Exhibit 3

STILWELL VALUE PARTNERS VI, L.P.

26 BROADWAY, 23rd FLOOR

NEW YORK, NY 10004

T 212.269.5800

F 212.269.2675

September 8, 2008

By Federal Express and Facsimile

Mr. Charles Corcoran

William Penn Bancorp Inc.

8150 Route 13

Levittown, PA 19057

Dear Mr. Corcoran,

I hope we can reach an agreement regarding a definitive capital allocation plan favorable to the public shareholders and acceptable to the Group. The purpose of this letter is to state for the record that, unless WMPN proposes a plan consistent with the guidelines indicated in our PowerPoint presentation provided to you on June 26, 2008, the Group will solicit proxies from other shareholders to oppose the stock benefit plans.

I am filing this letter with the Securities and Exchange Commission on EDGAR because under Rules 14a-6(a) and 14a-9, WMPN will need to refer to the proxy contest in its proxy materials if the stock plans are put up for a vote. Also WMPN must file preliminary proxy materials a minimum of 10 days prior to mailing.

I trust this communication will not impede the good faith nature of our future discussions. At some time in the near future, perhaps my counsel could meet with your counsel to discuss the details of a new capital allocation plan I feel will be acceptable to most all WMPN shareholders.

Sincerely,

/s/ Joseph Stilwell

Joseph Stilwell